METROPOLITAN SERIES FUND, INC.
Sub-Item 77I Terms of new or amended securities

The Fund has issued additional classes of shares for certain portfolios and classified such shares as Class D shares and Class F shares, respectively.

Class D and F shares are sold and redeemed at a price equal to their net asset value without any sales charge.

The Fund has adopted distribution and services plans under Rule 12b-1 of the Investment Company Act of 1940 for the Funds Class D shares and
Class F shares. Under the distribution and services plans, Class D and Class F shares of the Fund each pay fees to compensate certain other parties for providing personal customer and account maintenance services related to the beneficial owners of the Class D and Class F shares of a Portfolio. These other parties may include Metropolitan Life Insurance Company, New England Life Insurance Company, MetLife Investors USA
Insurance Company, General American Life Insurance Company or other insurance companies affiliated with any of these insurance companies (and their affiliates) and other broker-dealers and financial intermediaries. The fees under the distribution and services plans may also be used to reimburse the Funds distributor for sales commissions and other distribution costs allocable to the Portfolios. The fee under the distribution and services plans for each applicable class of a Portfolios shares is calculated as a percentage of that Portfolios average daily net assets that are attributable to that class. Currently, the fee is 0.10% per year for the Class D shares and 0.20% per year for the Class F shares. These fees will increase the cost of investing over time.